UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

ACTION ACQUISITION CORPORATION
(Name of Issuer)
Ordinary Shares, $0.000128 par value per share
(Title of Class of Securities)
G0082K109
(CUSIP Number)

Junning Ma
c/o Shenzhen ORB-Fortune New-Material Co., Ltd
Room O-R, Floor 23, Building A, Fortune Plaza
Shennan Road, Futian District
Shenzhen, Guangdong, China 518040

Apollo Enterprises International Inc.
c/o Shenzhen ORB-Fortune New-Material Co., Ltd
Room O-R, Floor 23, Building A, Fortune Plaza
Shennan Road, Futian District
Shenzhen, Guangdong, China 518040

Aubo Automobile Inc.
c/o Shenzhen ORB-Fortune New-Material Co., Ltd
Room O-R, Floor 23, Building A, Fortune Plaza
Shennan Road, Futian District
Shenzhen, Guangdong, China 518040

Universal Kingdom International Ltd.
c/o Shenzhen ORB-Fortune New-Material Co., Ltd
Room O-R, Floor 23, Building A, Fortune Plaza
Shennan Road, Futian District
Shenzhen, Guangdong, China 518040

With copy to:
 Stevens & Lee, P.C.
William W. Uchimoto, Esq.
Stevens & Lee, P.C.
1818 Market Street, 29th Floor
Philadelphia, PA 19103-1702

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 10, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. G0082K109	13D

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY). Junning Ma
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,476,978 ordinary shares and 98,885.37 preference shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,476,978 ordinary shares and 98,885.37 preference shares*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,476,978 ordinary shares and 98,885.37 preference shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.56% of ordinary shares and 100% of preference shares (58.84% of total voting power)*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*
In connection with the consummation of the share exchange, the Company issued 10,129,725 Ordinary Shares and 98,885.37 Preference Shares to GPC Shareholders, resulting in the Company having 14,651,922 Ordinary Shares and 98,885.37 Preference Shares issued and outstanding.  The Preference Shares vote together with the Ordinary Shares on all matters, except that each Preference Share has 100 votes.  As a result, the total voting power of the issued and outstanding securities of the Company is 24,540,459 shares. Mr. Ma is deemed to have sole voting and dispositive power with respect to 4,476,978 ordinary shares and 98,885.37 preference shares, giving him sole voting and dispositive power with respect to 58.84% of total voting power issued and outstanding.

CUSIP No. G0082K109	13D

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY). Apollo Enterprises International, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON No ordinary shares and 98,885.37 preference shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0% of ordinary shares and 100% of preference shares (40.29% of total voting power)*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*
In connection with the consummation of the share exchange, the Company issued 10,129,725 Ordinary Shares and 98,885.37 Preference Shares to GPC Shareholders, resulting in the Company having 14,651,922 Ordinary Shares and 98,885.37 Preference Shares issued and outstanding.  The Preference Shares vote together with the Ordinary Shares on all matters, except that each Preference Share has 100 votes.  As a result, the total voting power of the issued and outstanding securities of the Company is 24,540,459 shares. Apollo owns 98,885.37 preference shares, representing 40.29% of total voting power issued and outstanding.

CUSIP No. G0082K109	13D

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY). Aubo Automobile, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,238,489 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 15.28% of ordinary shares ( 9.12% of total voting power)*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*
In connection with the consummation of the share exchange, the Company issued 10,129,725 Ordinary Shares and 98,885.37 Preference Shares to GPC Shareholders, resulting in the Company having 14,651,922 Ordinary Shares and 98,885.37 Preference Shares issued and outstanding.  The Preference Shares vote together with the Ordinary Shares on all matters, except that each Preference Share has 100 votes.  As a result, the total voting power of the issued and outstanding securities of the Company is 24,540,459 shares.

CUSIP No. G0082K109	13D

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY). Universal Kingdom International Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,238,489 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 15.28% of ordinary shares (9.12% of total voting power)*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*
In connection with the consummation of the share exchange, the Company issued 10,129,725 Ordinary Shares and 98,885.37 Preference Shares to GPC Shareholders, resulting in the Company having 14,651,922 Ordinary Shares and 98,885.37 Preference Shares issued and outstanding.  The Preference Shares vote together with the Ordinary Shares on all matters, except that each Preference Share has 100 votes.  As a result, the total voting power of the issued and outstanding securities of the Company is 24,540,459 shares.

Item 1.  Security and Issuer

This Schedule 13D relates to the acquisition by Mr. Junning Ma, Apollo Enterprises International, Inc. (“Apollo”), Aubo Automobile, Inc. (“Aubo”), and Universal Kingdom International, Ltd. (“Universal”) of an aggregate of 4,476,978 ordinary shares with a par value $0.000128 per share, and 98,885.37 preference shares with a par value $0.000128 per share of Action Acquisition Corporation (the “Company”), in connection with the consummation of the share exchange contemplated by a Share Exchange Agreement, dated September 10, 2010 (the “Share Exchange Agreement”), by  and among the Company, certain controlling shareholders of the Company, Grand Power Capital, Inc.  (“GPC”) and all of the shareholders of GPC (the “GPC Shareholders”) pursuant to which the GPC Shareholders exchanged their respective ordinary shares of GPC for securities of the Company.  The Company’s principal executive office is located at c/o Shenzhen ORB-Fortune New-Material Co., Ltd., Room O-R, Floor 23, Building A, Fortune Plaza. Shennan Road, Futian District, Shenzhen, Guangdong Province, China 518040.  Collectively, Mr. Ma, Apollo, Aubo, and Universal are the "Reporting Persons."

Item 2.  Identity and Background

(1) (a)  Junning Ma

(b)  c/o Shenzhen ORB-Fortune New-Material Co., Ltd., Room O-R, Floor 23, Building A, Fortune Plaza. Shennan Road, Futian District, Shenzhen, Guangdong Province, China 518040.

(c)  Mr. Ma is the Chairman, President and Chief Executive Officer of the Company.

(d)  During the last five years, Mr. Ma has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, Mr. Ma was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Ma is a citizen of the People’s Republic of China.

(2) (a)  Apollo Enterprises International, Inc.

(b)  c/o Shenzhen ORB-Fortune New-Material Co., Ltd., Room O-R, Floor 23, Building A, Fortune Plaza. Shennan Road, Futian District, Shenzhen, Guangdong Province, China 518040.

(c)  Not applicable.

(d)  During the last five years, Apollo has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, Apollo was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Apollo is an entity organized and existing under the laws of the British Virgin Islands.

(3)(a)  Aubo Automobile, Inc.

(b)  c/o Shenzhen ORB-Fortune New-Material Co., Ltd., Room O-R, Floor 23, Building A, Fortune Plaza. Shennan Road, Futian District, Shenzhen, Guangdong Province, China 518040.

(c)  Not applicable.

(d)  During the last five years, Aubo has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, Aubo was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Aubo is an entity organized and existing under the laws of the British Virgin Islands.

(4)(a)  Universal Kingdom International, Ltd.

(b)  c/o Shenzhen ORB-Fortune New-Material Co., Ltd., Room O-R, Floor 23, Building A, Fortune Plaza. Shennan Road, Futian District, Shenzhen, Guangdong Province, China 518040.

(c)  Not applicable.

(d)  During the last five years, Universal has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, Universal was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Universal is an entity organized and existing under the laws of the British Virgin Islands.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Persons received an aggregate of 4,476,978 Ordinary Shares and 98,885.37 Preference Shares in connection with the consummation of the share exchange.  Apollo received 98,885.37 preference shares and Aubo and Universal each received 2,238,489 ordinary shares in the share exchange.  Mr. Ma did not receive any shares in the share exchange.  However, as Director of Apollo and President and Chief Executive Officer of each of Aubo and Universal, he has sole voting and dispositive power with respect to all of the Ordinary Shares and Preference Shares held by them.  In connection with the consummation of the share exchange, the Company issued 10,129,725 Ordinary Shares and 98,885.37 Preference Shares to GPC Shareholders, resulting in the Company having 14,651,922 Ordinary Shares and 98,885.37 Preference Shares issued and outstanding.  The Preference Shares vote together with the Ordinary Shares on all matters, except that each Preference Share has 100 votes.  As a result, the total voting power of the issued and outstanding securities of the Company is 24,540,459 shares.

Item 4.  Purpose of Transaction

The Reporting Persons received an aggregate of 4,476,978 Ordinary Shares, and 98,885.37 Preference Shares, of the Company in connection with the consummation of the transactions contemplated by the Share Exchange Agreement, as discussed in Item 3 above.  The purpose of the share exchange was to permit the GPC Shareholders to obtain control of the Company and to permit the Company to acquire GPC and its subsidiaries.

Item 5.  Interest in Securities of the Issuer

(a)   Mr. Ma may be deemed to beneficially own 4,476,978 Ordinary Shares and 98,885.37 Preference Shares (or 58.54% of the outstanding voting power) of the issued and outstanding securities of the Company.

Apollo owns  98,885.37 Preference Shares (or 40.29% of the outstanding voting power) of the issued and outstanding securities of the Company.

Aubo owns  2,238,489 Ordinary Shares (or 9.12% of the outstanding voting power) of the issued and outstanding securities of the Company.

Universal owns  2,238,489 Ordinary Shares (or 9.12% of the outstanding voting power) of the issued and outstanding securities of the Company.

(b)  See rows (7) through (10) of the cover pages for the Reporting Persons at the beginning of this Schedule 13D, which are incorporated herein by reference.

(c)  See Item 3 above for a description of the share exchange.

(d)  Not applicable.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to be Filed as Exhibits

The Share Exchange Agreement is incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on September 16, 2010.  Powers of attorney authorizing representatives for each of the Reporting Persons to execute and file this Schedule 13D on their respective behalf are also filed herewith (for Aubo or Universal) or incorporated by reference to the Forms 3 filed with the SEC on September 21, 2010 (for Mr. Ma and Apollo).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 1, 2010	By:	/s/ Dana M. Eddis, By Power of Attorney
Dana M. Eddis
Authorized Representative

APOLLO ENTERPRISES INTERNATIONAL, INC.

Date: October 1, 2010	By:	/s/ Dana M. Eddis, By Power of Attorney
Dana M. Eddis
Authorized Representative

AUBO AUTOMOBILE, INC.

Date: October 1, 2010	By:	/s/ Dana M. Eddis, By Power of Attorney
Dana M. Eddis
Authorized Representative

UNIVERSAL KINGDOM INTERNATIONAL, LTD.

Date: October 1, 2010	By:	/s/ Dana M. Eddis, By Power of Attorney
Dana M. Eddis
Authorized Representative

INDEX TO EXHIBITS

Exhibit No.	Exhibit

10.1
Share Exchange Agreement dated September 10, 2010 by and among Action and its controlling shareholders, and GPC and GPC’s shareholders, filed as Exhibit 10.1 to the Form 8-K filed with the SEC on September 16, 2010 and incorporated herein by reference.

24.1	Power of Attorney for Junning Ma, filed as Exhibit 24.1 to the Form 3 filed with the SEC on September 21, 2010 and incorporated herein by reference.
24.2	Power of Attorney for Apollo Enterprises International, Inc., filed as Exhibit 24.2 to the Form 3 filed with the SEC on September 21, 2010 and incorporated herein by reference.
24.3	Power of Attorney for Aubo Automobile, Inc.
24.4	Power of Attorney for Universal Kingdom International, Inc.